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                              May 6, 2024

       James Kehoe
       Chief Financial Officer
       Fidelity National Information Services, Inc.
       347 Riverside Avenue
       Jacksonville, FL 32202

                                                        Re: Fidelity National
Information Services, Inc.
                                                            Form 10-K for the
fiscal Year Ended December 31, 2023
                                                            Form 8-K furnished
February 26, 2024
                                                            File No. 001-16427

       Dear James Kehoe:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K furnished February 26, 2024

       Constant currency revenue, page 4

   1. Please provide a clear description of the process for calculating the constant currency amounts. Refer to
Question 104.06 of the Non-GAAP Financial Measures Compliance
                                                        and Disclosure
Interpretations..
       Free cash flow, page 9

   2. Please revise the title of your free cash flow measure to adjusted free cash flow or a similar description as
your calculation differs from the typical calculation of cash flows from operating
activities less capital expenditures. Refer to Question 102.07 of the Non-
                                                        GAAP Financial Measures
Compliance and Disclosure Interpretations.
 James Kehoe
FirstName  LastNameJames    Kehoe
Fidelity National Information Services, Inc.
Comapany
May  6, 2024NameFidelity National Information Services, Inc.
May 6,
Page 2 2024 Page 2
FirstName LastName
Notes to Unaudited - Supplemental GAAP to Non-GAAP Reconciliations for the three months and years ended December 31, 2023 and 2022.
Exhibit H, page 13

3.       We note your adjustment for acquisition, integration and other costs
includes    Enterprise
         transformation, including Future Forward and platform modernization. Please tell us the nature of these costs, your consideration of Question 100.01 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations, including why they are not related to normal, recurring, cash operating expenses and explain why this adjustment is deemed non-operational.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding our comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services